Filed Pursuant to Rule 424(b)(3)

Registration No. 333-140065

PROSPECTUS SUPPLEMENT NO. 3

TO PROSPECTUS DATED February 1, 2007

ECOSPHERE TECHNOLOGIES, INC.

30,870,025 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated February 1, 2007 and replaces the prior supplement relating to the resale by certain selling shareholders of up to 30,870,025 shares of common stock of Ecosphere Technologies, Inc.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

In February 2007, we entered into an agreement with Robert Baratta. Under the Agreement, Mr. Baratta extended his promissory note until July 13, 2007 and we paid him approximately $140,000 including a $50,000 principal reduction. The new principal balance is $1,297,870.

In March 2007, we entered into an agreement with Heller Capital Partners to extend its 5% convertible promissory note of $1,000,000 until March 6, 2008. In return for this extension, we:

•

Reduced the conversion price of the note from $1.00 to $0.48 per share;

•

Adjusted the exercise price of warrants Heller Capital currently holds to purchase1,000,000 shares of our common stock from $1.25 to $0.48 per share;

•

Issued Heller Capital five-year warrants to purchase 2,000,000 shares of Ecosphere’s common stock exercisable at $0.48 per share;

•

Paid Heller Capital $75,000 consisting of the interest due through September 6, 2007; and

•

On September 6, 2007, agreed to prepay interest on the note for the following six months.

In addition, Heller Capital received piggyback registration rights for (a) 1,083,333 shares issuable upon conversion of the note which have not been registered, and (b) the new five-year warrants to purchase 2,000,000 shares of our common stock.

In early May 2007, Heller Capital converted $250,000 of the $1,000,000 note, and we issued it 520,833 shares of common stock which are part of the 1,000,000 shares it may sell under the prospectus. On June 6, 2007, Heller Capital converted another $250,000. We will issue it another 520,833 shares of common stock, of which 479,167 shares may be sold under this prospectus.

In the event we sell any securities at a price of or with an exercise or conversion price of less than $0.48 per share, the conversion price of the note and the exercise price of the warrants held by Heller Capital shall be reduced to the sale price or the exercise or conversion price of the securities sold. It waived this adjustment in connection with our issuance in early April of common stock as interest to holders of our senior convertible debentures described below.

In the event Ecosphere raises in excess of $5,000,000 from the sale of any securities or any other transaction not in the ordinary course of business, the net proceeds from any amounts raised in excess of $5,000,000 shall be paid to Heller Capital in pre-payment of the outstanding principal balance and any outstanding interest of the note.

In early April 2007, we issued 420,340 shares of our common stock to the holders of our senior convertible debentures in lieu of cash interest for the period ended March 31, 2007. The holders of the debentures waived covenant violations and agreed that the issuance of the shares would not result in adjustment of the conversion price of the debentures or the exercise price of the warrants we issued to them. We have given notice to the holders that we intend to issue shares of common stock in lieu of cash interest for the quarter ended June 30, 2007. The number of shares will be based upon a price and volume formula which will be determined as of June 30, 2007. We will require an additional waiver from the holders of our debentures since the shares of common stock we will issue will not be registered as required. Without a waiver, we will be in default under our debentures. We do not have the cash to pay the holders in the event they exercise their rights and seek payment.

On April 2, 2007, we filed our annual report on Form 10-KSB with the Securities and Exchange Commission which contains our audited financial statements for the years ended December 31, 2006 and 2005. The Form 10-KSB is not a part of this prospectus supplement or incorporated by reference in it. Investors may review a copy online at www.sec.gov or by writing to or calling Ecosphere at 3515 S.E. Lionel Terrace, Stuart, Florida 34997, 772-287-4846, Attention: Mrs. Jacqueline McGuire, Secretary. We reported revenues of $2,414,155 for the year ended December 31, 2006, principally from the sale of E-ROVs and related services. We reported a net loss for 2006 of $6,158,637.

Revenue for the quarter ended March 31, 2007 was $48,087 as compared to $679,316 for the same quarter in 2006. Net loss for the quarter ended March 31, 2007 was $2,076,748 as compared to $2,272,010 for the same quarter in 2006. The decrease in net loss is primarily attributable to a decrease in interest expense of $392,794. The decrease in revenue of $631,229 is primarily due to the lack of sales of our robotic systems during the quarter ended March 31, 2007 as compared to the sale of one such system during the same quarter ended March 31, 2006. We received an order from our Singapore distributor for two E-ROVs late in the quarter ended March 31, 2007 but were not able to ship them until this quarter. Therefore, the revenue will be recognized this quarter.

We received net proceeds of approximately $4,667,000 on December 19, 2006 from our private placements, which proceeds have been used to pay vendors, purchase equipment and pay for operations. As of May 18, 2007, our cash balance was approximately $196,000. Senior management has agreed to the deferment from time to time of compensation until further collection of revenue occurs or a capital transaction provides the funding. As of the date of this supplement, we owe six weeks of payroll to our management. We are also reducing payments to vendors and service providers. We used a portion of the proceeds of our private placements to repay a past due note of approximately $900,000, to pay debt service on the Baratta and Heller Capital notes and reduced the principal of the Baratta note as described earlier in this supplement. We used a portion of the proceeds of our December private placement to substantially reduce the amounts owed to trade creditors. In addition, we invested some proceeds in acquiring additional E-ROVs to permit us to provide coating removal services and to develop our Ecos Lifelink and Ecos Com Cube business and for working capital. We expect the recent sale of the two E-ROVs discussed above will provide cash for our operations and improve our working capital. Because of our limited working capital, we issued 420,340 shares to the holders of the debentures in lieu of cash interest as described above. Investors should note that our registered independent public accounting firm issued its audit opinion on a going concern basis, which means that our ability to continue as a going concern is in substantial doubt unless we obtain adequate new debt or equity financing or achieve sufficient sales levels.

In the Spring of 2007, we signed an auction agreement to offer for sale our patents that relate to our coating removal technology for our E-ROVs. The auction was conducted on June 1, 2007 by Ocean Tomo Auction, LLC, which auctions patents and other intellectual property.  Our technologies were not sold at this auction.  Ocean Tomo’s affiliate created the Ocean Tomo 300 Patent Index, which is an index of 300 publicly-traded companies that own quality patent portfolios, and trades on the American Stock Exchange under the symbol OTPAT.

We are now focusing on generating revenue from the sale of E-ROVs, from the providing of coating removal services and from the sale of our water filtration systems.  In late March 2007, we received a purchase order for two additional E-ROVs, which are en route to Singapore as of the date of this supplement. The purchase order came from a Singapore-based company with which we have a five-year distribution agreement for the sale of our E-ROVs. We are continuing our discussions with this distributor concerning another purchase order for two E-ROVs. Subject to reaching an agreement on pricing and delivery date, we expect to receive another purchase order for two more E-ROVs in the next 60 days.

Earlier in 2007, we leased robotic equipment including E-ROVs and paid $210,000 to Shaw Robotics to whom we had originally sold the equipment. We agreed to purchase the equipment from them in January 2008. At that time, we will pay Shaw Robotics $350,000 and the balance of $1,050,000 over 270 days. We are refurbishing some of the E-ROVs and intend to deploy them to the shipyard in Lisnave, Portugal. We issued 2,000,000 shares of our common stock as a fee to certain persons in connection with the Shaw E-ROV acquisition transaction including persons who had provided the original funding for Shaw Robotics when they purchased the E-ROVs. In addition, we issued 200,000 shares of our restricted common stock to a non-officer employee, one-half of which was vested and the other half will vest in January 2008 subject to continued employment with us. In 2007, we also entered into agreements to issue 333,333 shares of our common stock to two vendors. As a result of the issuances of these shares of common stock, the principal shareholders table has been revised and the table contained in the prospectus should be disregarded and the following table relied upon.

The following table sets forth the number of shares of Ecosphere’s common stock beneficially owned as of May 31, 2007 by (i) those persons known by Ecosphere to be owners of more than 5% of its common stock, (ii) each director of Ecosphere, (iii) our chief executive officer and the other executive officers listed in the Summary Compensation Table, and (iv) all executive officers and directors of Ecosphere as a group:

	Beneficial Ownership
Name and Address of Beneficial Owner(1)(2)	Shares	Percentage
Dennis McGuire and Jacqueline K. McGuire(3)(4)	11,402,500	16.4%
James C. Rushing III(5)(6)	1,465,000	2.4%
Joe M. Allbaugh(6)(7)(8)	1,084,959	1.8%
Vice-Admiral George R. Sterner(9)(10)(11)	1,870,895	3.0%
Michael R. Donn, Sr.(9)(12)	1,169,800	1.9%
Barry I. Hechtman(9)(13)(14)	100,488	*
Stephen R. Johnson(6)(15)	1,223,500	2.0%
J. Francis Lavelle(9)(16)(17)	82,051	*
Charles Vinick(9)(18)(19)	202,564	*
Michael Cristoforo(20)(21)	3,438,814	5.7%
Kevin P. Grady(22) (23)	7,358,122	12.2%
Officers and Directors as a Group (11 persons)	18,601,757	24.4%

———————

*

Less than one percent.

(1)

Except where indicated in other footnotes, each of the persons listed above has the address c/o Ecosphere Technologies, Inc., 3515 S.E. Lionel Terrace, Stuart, FL 34997

(2)

We believe that all persons named in the table are the beneficial owners of the securities listed. Beneficial ownership exists when a person has either the power to vote or sell our common stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days whether upon the exercise of options or otherwise. We also sold convertible debentures, which convert to 10,485,223 shares of common stock, and warrants to purchase 7,863,918 shares of common stock to three institutional investors under common control and convertible debentures which convert to 3,061,912 shares of common stock and warrants to purchase 2,298,684 shares of common stock to a trust. However, the Securities Purchase Agreement under which these securities were sold provides that none of the purchasers shall have more than a 4.99% beneficial ownership in Ecosphere and therefore none are 5% beneficial owners which need to be included in this table. The three funds under common control and the trust are:

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Pierce Diversified Strategy Master Fund LLC Ena

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Enable Opportunity Fund Partners LP

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Enable Growth Partners LP

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Frey Living Trust of 3-20-96

(3)

Includes:

•

90,000 shares of common stock owned by Mrs. McGuire,

•

1,550,000 shares owned jointly.

•

7,250,000 shares issuable upon exercise of vested options owned by Mr. McGuire, which assumes the vesting of 250,000 options related to the first performance review,

•

512,500 shares issuable upon exercise of vested options owned by Mrs. McGuire, which assumes the vesting of 62,500 options related to the first performance review, and

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2,000,000 shares issuable upon exercise of warrants jointly owned.

Does not include:

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937,500 shares issuable upon exercise of options subject to future performance reviews,

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863,814 shares which Mrs. McGuire transferred to a trust whose beneficiaries are members of her family, and

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1,500,000 shares jointly owned by Mr. and Mrs. McGuire which they transferred to two trusts whose beneficiaries are members of the McGuire family.

Mr. McGuire disclaims beneficial ownership of the securities held solely in Mrs. McGuire’s name and Mrs. McGuire disclaims beneficial ownership of the securities held solely in Mr. McGuire’s name, and this Prospectus Supplement shall not be deemed an admission that either is the beneficial owner of the other’s securities solely held in that person’s name for any purpose. They also disclaim beneficial ownership of the common stock held by the trusts.

(4)

Both are executive officers.

(5)

All of these shares are issuable upon exercise of options, which assumes the vesting of 150,000 options related to the first performance review. Does not include 450,000 shares issuable upon exercise of options subject to future performance reviews.

(6)

An executive officer and director.

(7)

Address is 400 North Capitol Street, NW, Suite 475, Washington, DC 20001.

(8)

Includes 18,293 shares of restricted stock which vest in equal increments on August 11, 2007, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 1,066,666 shares of common stock issuable upon exercise of options. Does not include 33,334 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this Prospectus Supplement, subject to remaining as a director on each applicable vesting date.

(9)

A director.

(10)

Includes 97,561 shares of restricted stock which vest in equal increments on August 11, 2007, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 1,775,000 shares of common stock issuable upon exercise of options. Does not include 1,666 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this Prospectus Supplement.

(11)

Address is 2708 Hatmark Street, Vienna, VA 22181.

(12)

Includes 1,075,000 shares of common stock issuable upon exercise of options, which assumes the vesting of 125,000 options related to the first performance review. Does not include 375,000 shares issuable upon exercise of options subject to future performance reviews.

(13)

Address is 8100 SW 81 Drive, #210, Miami, FL 33143.

(14)

Includes 30,488 shares of restricted stock which vest in equal increments on August 11, 2007, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 70,000 shares of common stock issuable upon exercise of options. Does not include 35,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this Prospectus Supplement, subject to remaining as a director on each applicable vesting date.

(15)

Includes 1,210,000 shares of common stock issuable upon exercise of options, which assumes the vesting of 125,000 options related to the first performance review. Does not include 375,000 shares issuable upon exercise of options subject to future performance reviews.

(16)

Address is 245 Park Avenue, New York, NY 10167.

(17)

Includes 15,385 shares of restricted stock which vest in increments of 5,128 shares on August 11, 2007 and 2008 and 5,129 shares on August 11, 2009. Includes 66,666 shares of common stock issuable upon exercise of options. Does not include 33,334 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this Prospectus Supplement.

(18)

Address is 2323 Foothill Lane, Santa Barbara, CA 93105.

(19)

Includes 69,231 shares of restricted stock which vest in equal increments on August 11, 2007, 2008 and 2009, subject to remaining as a director on each applicable vesting date.

(20)

Address is 5155 SW Bimini Circle, Palm City, FL 34990.

(21)

Includes 2,363,814 shares in three trusts of which Mr. Cristoforo is the trustee and for which members of the McGuire family are beneficiaries. Includes 400,000 shares of common stock issuable upon exercise of warrants. Includes 400,000 shares of common stock jointly held by Dennis and Jacqueline McGuire that they may within 60 days of the date of this Prospectus Supplement transfer to Mr. Cristoforo in satisfaction of a personal obligation.

(22)

An employee.

(23)

Includes 550,000 shares of common stock issuable upon exercise of options. Does not include 500,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 15, 2007.